UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Charter Communications, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

16117M305

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16117M305
1.	Names of Reporting Persons. Paul G. Allen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,847,990 Shares (1)
	6.	Shared Voting Power -0- Shares
	7.	Sole Dispositive Power 6,847,990 Shares (1)
	8.	Shared Dispositive Power -0- Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,847,990 Shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (a) 1,791,376 shares of Class A Common Stock of the Issuer, (b) 4,669,384 shares of Class A Common Stock of the Issuer issuable upon the exercise of seven-year warrants, and (c) 387,230 shares of Class A Common Stock of the Issuer issuable upon the exercise of five-year warrants. Effective January 18, 2011, the Issuer converted all 2,241,299 shares of Class B Common Stock of the Issuer then held by the Reporting Person into 2,241,299 shares of Class A Common Stock of the Issuer, which resulted in no change in the Reporting Person’s beneficial ownership of Class A Common Stock of the Issuer.
(2)	The calculation of the percentage assumes that (i) the warrants to purchase Class A Common Stock of the Issuer held by the Reporting Person have been exercised and (ii) there are 107,633,812 shares of Class A Common Stock of the Issuer issued and outstanding as reported in the Form 10-Q of the Issuer filed on November 1, 2011).

Item 1.

(a)	Name of Issuer:

Charter Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

12405 Powerscourt Drive

St. Louis, Missouri 63131

Item 2.

(a)	Name of Person Filing:

Paul G. Allen

(b)	Address of Principal Business Office, or if none, Residence:

c/o Vulcan, Inc.

505 Fifth Avenue South, Suite 900

Seattle, Washington 98104

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

16117M305

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 6,847,990 Shares (1)

(b)	Percent of class: 6.1% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,847,990 Shares (1)

(ii)	Shared power to vote or to direct the vote: -0- Shares

(iii)	Sole power to dispose or to direct the disposition of: 6,847,990 Shares (1)

(iv)	Shared power to dispose or to direct the disposition of: -0- Shares

(1) Represents (a) 1,791,376 shares of Class A Common Stock of the Issuer, (b) 4,669,384 shares of Class A Common Stock of the Issuer issuable upon the exercise of seven-year warrants, and (c) 387,230 shares of Class A Common Stock of the Issuer issuable upon the exercise of five-year warrants. Effective January 18, 2011, the Issuer converted all 2,241,299 shares of Class B Common Stock of the Issuer then held by the Reporting Person into 2,241,299 shares of Class A Common Stock of the Issuer, which resulted in no change in the Reporting Person’s beneficial ownership of Class A Common Stock of the Issuer.

(2) The calculation of the percentage assumes that (i) the warrants to purchase Class A Common Stock of the Issuer held by the Reporting Person have been exercised and (ii) there are 107,633,812 shares of Class A Common Stock of the Issuer issued and outstanding as reported in the Form 10-Q of the Issuer filed on November 1, 2011).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012	PAUL G. ALLEN

	By:	/s/ Paul Ghaffari, by Power of Attorney
Paul Ghaffari

EXHIBIT INDEX

10.1	Power of Attorney of Paul G. Allen, dated November 29, 2011.